                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).



1.   Name and Address of Reporting Person

     Mac M. Churchill
     4065 Commercial Avenue
     Northbrook, Illinois  60062

2.   Issuer Name and Ticker or Trading Symbol

     Lund International Holdings, Inc. (LUND)


3.   IRS or Social Security Number of Reporting Person (Voluntary)




4.   Statement for Month/Year

     November 1996


5.   If Amendment, Date of Original (Month/Year)

     Not Applicable


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     /  /  Director                                      /  / 10% Owner
     /  /  Officer (give title below)                   / x/  Other (specify
                                                              below)


     Director of Old World Industries, Inc.

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned





                                                                                        4. Securities Acquired (A)
                                                            3.  Transaction             or Disposed of (D)
                                      2. Transaction        Code (Instr. 8)             (Instr. 3, 4, and 5)
1.  Title of Security                 Date (Month/Day       ---------------             --------------------------------------
(Instr. 3)                            Year)                 Code   |     V              Amount |    (A) or (D)  |   Price
---------------------                 ---------------       ---------------            ----------------------------------------
     Common Stock                       11/12/96                 P                      30,000             A          12.50
     Common Stock                       11/13/96                 P                       2,000             A          12.50
     Common Stock                       11/15/96                 P                       3,500             A          12.625
     Common Stock                       11/18/96                 P                      11,000             A          12.625
     Common Stock                       11/22/96                 P                       7,000             A          12.50
     Common Stock                       11/26/96                 P                      13,000             A          12.50
     Common Stock                       11/27/96                 P                       7,500             A          12.50




     5. Amount of Securities
      Beneficially Owned at            6. Ownership Form:                    7. Nature of Indirect
      End of Month                       Direct (D) or Indirect (I)          Beneficial Ownership
     (Instr. 3 and 4)                    (Instr. 4)                          (Instr. 4)
     ------------------------            --------------------------         --------------------------------------------------
          --                                     I                          Director of Old World Industries, Inc.
          --                                     I                          Director of Old World Industries, Inc
          --                                     I                          Director of Old World Industries, Inc
          --                                     I                          Director of Old World Industries, Inc
          --                                     I                          Director of Old World Industries, Inc
          --                                     I                          Director of Old World Industries, Inc
          --                                     I                          Director of Old World Industries, Inc
        513,000                                  I                          Director of Old World Industries, Inc

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                       5. Number of Derivative
                                                                                                       Securities Acquired (A) or
                                             2. Conversion or                       4. Transaction     Disposed of (D) (Instr. 3, 4,
                                             Exercise Price of    3. Transaction    Code (Instr. 8)    and 5)
                                             Derivative           Date (Month/      ---------------    -----------------------------
1. Title of Derivative Security (Instr. 3)   Security             Day/Year)         Code  |     V           (A)     |        (D)
------------------------------------------   -----------------    --------------    ---------------    -----------------------------



NOT APPLICABLE



                                                                              9. Number of         10. Owner-
                               7. Title and Amount of                         Derivative           ship
6. Date Exercisable            Underlying Securities                          Securities           Form of              11. Nature
and Expiration Date            (Instr. 3 and 4)                               Benefici-            Derivative            of
(Month/Day/Year)               ----------------------      8. Price of        ally Owned           Security:            Indirect
----------------------                  | Amount           Derivative         at End               Direct (D) or        Beneficial
Date        |  Expira.                  | or Number        Security           of Month             Indirect (I)         Ownership
Exercisable |  Date             Title   | of Shares        (Instr. 5)         (Instr. 4)           (Instr. 4)           (Instr. 4)
----------------------         ----------------------      -----------        -------------        --------------       -----------



NOT APPLICABLE



Explanation of Responses:




None


























 Date:  November 30, 1996                       /s/ Mac M. Churchill
        -----------------                       --------------------
                                                Mac M. Churchill


                                                ** Signature of Reporting Person


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Explanation of Responses:




None





















 Date:  November 30, 1996
        -----------------                       ------------------
                                                Mac M. Churchill


                                                ** Signature of Reporting Person







**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.







                                                                     Page 4 OF 4